EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Organization	Percentage Ownership
AVEO Pharma Limited	United Kingdom	100%
AVEO Securities Corporation	Massachusetts	100%
AVEO Pharma (Ireland) Limited	Ireland	100%